                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                      Prosperity Partners, Inc.
                           (Name of Issuer)

                    Common Stock, $.0001 par value
                    (Title of Class of Securities)

                                 N/A
                (CUSIP Number of Class of Securities)

                       John J. Todd, President
                           13155 Noel Road
                             Suite # 800
                           Dallas, TX 75240
                             972-934-5581
            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                             June 7, 2002
                    (Date of Event which Requires
                       Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.  N/A                                                       Page 2 of 4

                                  SCHEDULE 13D
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         1    NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           APEX RESTAURANT PARTNERS, INC.
                           Tax ID #: ______________________

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         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [ ]
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         3    SEC USE ONLY

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         4    SOURCE OF FUNDS*
                   PF
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         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)  [ ]
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         6    CITIZENSHIP OR PLACE OF ORGANIZATION
                           _____________________ (State of Incorporation)
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                7    SOLE VOTING POWER
                           5,000,000
 NUMBER OF     ---------------------------------------------------------------
    SHARES      8    SHARED VOTING POWER
  OWNED BY                 0
    EACH       ---------------------------------------------------------------
 REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH                5,000,000
               ---------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER
                           0
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         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
                           5,000,000
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         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*   [ ]
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         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           100%
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         14   TYPE OF REPORTING PERSON*
                           CO
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CUSIP No.  N/A                                                       Page 3 of 4

Item 1.  Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.0001 par value (the "Common
Stock"), of Prosperity Partners, Inc., a Delaware corporation (the
"Company").  The Company's principal executive office is located at
13155 Noel Road, Suite # 800, Dallas, TX 75240.

Item 2.  Identity and Background.

     (a) This statement is filed by Apex Restaurant Partners, Inc.
(the "Reporting Person"), a ____________________ corporation.

     Any disclosures herein with respect to persons other than the
Reporting Person is made on information and belief after making inquiry to the appropriate party.

     (b) The business address of Apex Restaurant Partners, Inc. is
13155 Noel Road, Suite # 800, Dallas, TX 75240.

     (c) No officer, director or shareholder of the Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Reporting Person nor, to the best of its
knowledge, any of its directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Apex Restaurant Partners, Inc. paid forty-five thousand dollars
($45,000) for the 5,000,000 shares, the funds used to pay for the shares were Apex Restaurant Partners' own funds.

Item 4.  Purpose of Transaction.

     The shares of Common Stock deemed to be beneficially owned by
Apex Restaurant Partners, Inc. were acquired for, and is being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic mergers or acquisitions.  In connection therewith,
Apex Restaurant Partners, Inc. may recommend and/or vote in favor of one or more proposals, which would amend the Company's Certificate of Incorporation and for the appointment of directors.

     The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with
applicable law.  Other than as set forth herein, the Reporting
Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.  The Reporting Person may,
at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

     (a) As of the close of business on June 7, 2002, the Reporting
Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 5,000,000 shares of Common Stock.  As of
June 7, 2002, these shares represented 100% of the sum of the
5,000,000 total shares of Common Stock outstanding as reported in the Company's Form 10-QSB for the quarterly period ended March 31,
2002.

     (b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of the Common Stock as set forth on the cover sheet of this Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or
relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Stock Purchase Agreement between Apex Restaurant Partners,
Inc., Prosperity Partners, Inc. and Dotcom Internet Ventures Ltd.
dated June 7, 2002. (Previously filed by Prosperity Partners, Inc.
Exhibit 1.1 to Form 8-K)

                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 Apex Restaurant Partners, Inc.

Dated: June 7, 2002
                                 /s/ John Todd
                                 -------------------------------
                                 John Todd, Chief Executive Officer